SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                        SHELLS SEAFOOD RESTAURANTS, INC.
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                   822809 10 9
                                 (CUSIP Number)

                             Jonathan E. Cole, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 1997
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].





NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1)    Name of Reporting Persons: ROBERT E. DEZIEL
       S.S. or I.R.S. Identification Nos. of Above Persons:
                   ###-##-####

(2)    Check the Appropriate Box if a Member of a Group*                  (a) []

                                                                          (b) []

(3)    SEC Use Only

(4)    Source of Funds*
       PF; OO

(5)    Check if Disclosure of Legal  Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                     []

(6)    Citizenship  or  Place  of   Organization:   UNITED  STATES

       Number of Shares  Beneficially         (7) Sole Voting Power       28,665
       Owned by Each Reporting Person With

                                              (8) Shared Voting Power        -0-

                                              (9) Sole Dispositive Power  28,665

                                             (10) Shared Dispositive Power   -0-

(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person: 558,265

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

(13) Percent of Class Represented by Amount
     of Row (11):  16.9%

(14) Type of Reporting Person*: IN

     This Amendment No. 1 to the Schedule 13D filed on June 4, 1997 (the "Original Schedule 13D") is filed by Robert E. Deziel to reflect certain changes in the circumstances surrounding his agreement to purchase 529,600 shares of Shells common stock from L & L Foods, which includes an apparent dispute with respect to the option granted to Mr. Deziel by L&L Foods covering 479,600 shares of Shells common stock, as reported on the Original Schedule 13D. Capitalized terms used herein without definition which are defined in the Original Schedule 13D shall have the meanings set forth therein.

                                    * * * * *

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response of Mr. Deziel to Item 3 in the Original Schedule 13D is hereby supplemented and modified as follows:

     The $350,000 in cash from Mr. Deziel's personal funds to be used for the purchase of the initial 50,000 shares of Shells common stock pursuant to the May 25 Agreement remains in escrow. To the extent that L & L Foods performs under the May 25 Agreement with respect to the option for 479,600 shares of Shells common stock at a purchase price of $7 per share, which option has been exercised by Mr. Deziel, he anticipates using up to approximately $1,700,000 in cash from his personal funds, with the balance to come from (i) margin loan proceeds or (ii) other loans to Mr. Deziel. While Mr. Deziel has not entered into any arrangements or understandings with any person with respect to any such loans, he has had discussions with potential lending sources and believes that adequate funds can be raised. In the event any such loans are utilized, Mr. Deziel may seek to dispose of a portion of the shares of Shells common stock previously owned by him or acquired with his personal funds, in an orderly manner, to provide a source of repayment of any such loans.

     Also see response to Item 5(a), as  supplemented by this Amendment No. 1 to
Schedule 13D.

                                    * * * * *

ITEM 5. INTEREST IN SECURITIES OF SHELLS.

     The response of Mr. Deziel to Item 5(a) in the Original Schedule 13D is hereby supplemented and modified as follows:

     Mr. Deziel has made demand upon L & L Foods to proceed to closing under the May 25 Agreement with respect to the initial 50,000 shares of Shells common stock, but to date L & L Foods has failed to satisfy the conditions to closing set forth in the May 25 Agreement.

     According  to a Schedule 13D filed by L & L Foods on June 5, 1997 (the "L&L
Schedule 13D"), with respect to the 529,600 shares of Shells common stock owned by L & L Foods (which are the shares covered by the May 25 Agreement with Mr. Deziel), L & L Foods has acknowledged its agreement to sell 50,000 shares of Shells common stock to Mr. Deziel for $7.00 per share, but has noted that a "dispute may exist" as to the enforceability of the option granted to Mr. Deziel for the remaining 479,600 shares owned by L & L Foods. The L&L Schedule 13D further states that the marginal notation contained on the May 25 Agreement granting the option to Mr. Deziel was written on the May 25 Agreement "after the contract was signed by the seller [L & L Foods] and delivered to the purchaser [Mr. Deziel]."

     Mr. Deziel rejects as untrue the allegations in the L&L Schedule 13D that the marginal notation agreement of the parties on the May 25 Agreement was made after its execution and delivery by L & L Foods. Mr. Deziel believes that he has a valid and enforceable option to purchase such 479,600 shares from L & L Foods.

     Mr. Deziel has given notice of the exercise of his option with respect to all of the 479,600 shares of Shells common stock, subject to the satisfaction of the conditions to closing set forth in the May 25 Agreement. Accordingly, Mr. Deziel believes that he is the record and/or beneficial owner of 558,265 of the issued and outstanding shares of Shells common stock, consisting of 28,665 shares which he owned at the time of the filing of the Original Schedule 13D, and the 529,600 shares covered by the May 25 Agreement.

     It is presently uncertain whether L & L Foods will perform its obligations under the May 25 Agreement, in which event Mr. Deziel may be forced to pursue his remedies for damages against L & L Foods and others involved in the transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHELLS.

     By written notice dated June 16, 1997, Mr. Deziel gave notice of the exercise of his option with respect to 479,600 shares of Shells common stock. Other than such notice, and other than as set forth in response to Items 3, 4 and 5 of the Original Schedule 13D as supplemented by this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Deziel and any other person with respect to the securities of Shells, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Please see attached letter of June 16, 1997 from Robert Deziel to L & L Foods exercising the option under the May 25 Agreement ("Exhibit 1").

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                  June 20, 1997
                                                                  Date


                                                           /S/ ROBERT E. DEZIEL
                                                           --------------------
                                                               Robert E. Deziel